Exhibit 1.1

CHINA UNICOM LIMITED (Stock Code: 762)

(Incorporated in Hong Kong with limited liability under Companies Ordinance)

2006 ANNUAL RESULTS ANNOUNCEMENT

Highlights:

•                  Total revenue reached RMB94.29 billion, up by 8.3%

•                  The Company issued US$1 billion Convertible Bonds to SK Telecom in 2006. Due to the substantial increase in our share price during the period, the Company recorded a loss on Convertible Bonds at fair value in the amount of RMB2.4 billion which does not affect the Company’s cash flow. Excluding the unrealised loss on Convertible Bonds at fair value:

Profit for the year*	:	RMB6.13 billion, up by 24.3%
Adjusted EBITDA*	:	RMB31.69 billion, up by 11.4%
Adjusted basic earnings per share*	:	RMB0.486, up by 24.0%

•                  Including the unrealised loss on Convertible Bonds at fair value:

Profit for the year	:	RMB3.73 billion, down by 24.3%
Basic earnings per share	:	RMB0.296, down by 24.5%

•                  Free cash flow reached RMB13.90 billion

CHAIRMAN’S STATEMENT

I am pleased to report the Company’s operating and financial results for the year of 2006. In 2006, the Company focused on the quality of its business development, furthered the transformation of its business model, continued to implement the brand-centric marketing strategy, optimized its organizational structure and strengthened its internal control system, as well as actively pursued business cooperative opportunities. As a result, the Company maintained healthy developments in all aspects of its businesses and further improved its operational effectiveness.

We achieved solid growth of our business revenue. Our total revenue reached RMB94.29 billion, an increase of 8.3% from 2005. In particular, our service revenue reached RMB90.03 billion, an increase of 6.8% from 2005. Service revenue from our cellular business totaled RMB86.58 billion, an increase of 8.6% from 2005. Of this, revenue from our GSM business was RMB59.29 billion, while revenue from our CDMA business was RMB27.29 billion. In addition, revenue from our value-added cellular business accounted for 19.5% of total service revenue generated by our cellular business. The long-distance, data and Internet businesses revenues amounted to RMB3.44 billion.

We continued to improve our operating profitability. Our profit for the year was RMB3.73 billion. Excluding the unrealised loss on convertible bonds at fair value of RMB2.40 billion, our profit before income tax would be RMB8.89 billion, an increase of 25.2% from 2005 and profit for the year would be RMB6.13 billion, an increase of 24.3% from 2005, while adjusted basic earnings per share would reach RMB0.486, and adjusted EBITDA would be RMB31.69 billion.

Our financial position has become more stable. Our debt-to-capitalisation ratio declined from 31.2% as at the end of 2005 to 24.4% as at the end of 2006. Free cash flow increased to RMB13.90 billion.

The Board of Directors is pleased to announce that it has recommended the payment of a final dividend of RMB0.18 per share for 2006. If the proposed dividend is approved at the Company’s Annual General Meeting, the Company will pay the dividend around 8 June 2007.

Review of 2006

Furthering the transformation of our business model to sustain healthy development of our businesses

We have maintained an equal focus on expansion of our customer base and retention of our existing subscribers. In particular, we have concentrated on optimizing the correlation between marketing costs and revenues. Revenue from our GSM business grew in proportion to the increase in the number of subscribers. Our CDMA business achieved notable improvements in profitability. As at 31 December 2006, the total number of cellular subscribers reached 142.366 million, representing a net addition of 14.572 million subscribers in 2006. Profit before income tax generated by our CDMA business reached RMB1.06 billion. The Company’s value-added cellular business also demonstrated continued rapid growth. SMS volume reached 75.68 billion messages, while the number of subscribers for our CDMA 1X wireless data service grew to 20.04 million subscribers. Our long-distance, data and Internet business recorded remarkable growth in both EBITDA and profit before income tax.

Successful establishment of our brand-centric marketing system to enhance marketing capabilities and service standards

In 2006, we successfully introduced our new corporate logo with a distinctive China red, implemented our brand-centric marketing strategy and established a comprehensive branding structure. We targeted middle- and high-end subscribers by emphasizing the technological advantage of “dual-mode, dual-standby” to facilitate the development of “Worldwind” CDMA and GSM dual mode services. We actively developed the youth and campus markets to increase the market share of our “U-Power” services. We also spent significant efforts in mass and rural markets to maintain the steady development of our “Ruyi Tong” services and expanded the corporate and industry applications of our services to fully launch our “Unicom Horizon” services to institutional and industrial customers in markets such as agriculture, commerce and maritime.

We targeted specific market segments with service brands and consolidated our product, customer, tariff and channel resources. We promoted portfolio marketing, rationalized our tariff packages, strengthened the establishment of self-owned distribution channels and increased our efforts in the management of handset purchases. As a result, our comprehensive marketing capabilities have been significantly enhanced. Meanwhile, we have further enhanced the quality of our customer service through standardizing customer services, improving after-sales customer service and the customer maintenance and retention service, as well as strengthening the management of content and service providers.

Optimizing and expanding our network infrastructure to provide a strong basis for market development

In response to the need for market development, we have optimized the existing networks and increased its investments, as appropriate, in expanding the network capacity in regions with insufficient resources but profitable prospects. The capacity of the switches for our GSM network also increased by 16 million in 2006 and we also upgraded our GSM networks in 112 major cities to GPRS networks, which further improved our network quality.

By establishing a market-oriented centralized operations and management system, strengthening the construction of supporting systems such as business operations and network management systems, and enhancing the emergency communication capability to ensure our networks’ security and quality, a solid foundation has been laid for our further market development.

Focusing on internal control development to enhance management effectiveness

We have striven to establish a comprehensive internal control system, with an aim of enhancing risk management and control through streamlining our business operation processes, identifying risks, implementing control measures and defining risk management responsibilities. As a result, the Company has established a relatively comprehensive internal control system to reduce operating risks and increase our profitability.

To tie in with the development of internal control system, we also introduced and implemented a series of management measures in project construction, business operations, financial management and the evaluation and incentive systems, resulting in a notable improvement in control standards.

Significant progress in technical innovation and international cooperation

We have been actively promoting proprietary technological innovations and established a China Unicom Patent Library. During the year, the Company was granted ten patents in China and was awarded six scientific and technological progress awards from the National Communications Academy. In particular, the “CDMA/GSM dual-mode, dual-standby handsets” technology was ranked first among all First Prize winners. The Company also received an official mandate from the CDMA Development Group (“CDG”) to develop the global mobile communications standard for “dual-mode, dual-standby handsets”.

In July 2006, the Company successfully issued an aggregate principal amount of US$1 billion convertible bond to SK Telecom Co. Ltd. of Korea and both parties entered into a strategic alliance framework agreement to cooperate in the mobile communications business areas. In August 2006, the Company successfully obtained the permit to provide local mobile communications services in Macau, and in October 2006, the Company won the bid for Macau’s 3G licence.

Outlook for 2007

In 2007, we will strive to capture the development opportunities in the PRC telecommunications market and adapt to changes in the competitive market and regulatory policy of the PRC telecommunications industry. The Company will continue to consolidate and expand its achievements from the transformation of its business model, and drive revenue growth to realize rapid development in all business areas.

To facilitate effective development of our cellular business, the Company will start to implement a segregated and market-oriented management for the CDMA and GSM networks respectively. Leveraging the respective characteristics of the two networks, the Company is in the process of establishing segregated operating divisions and will introduce refined marketing measures. While ensuring a reasonable matching of customer in-network revenue contribution and sales and marketing costs, the Company will further strengthen its GSM customer retention and optimize subscriber composition to ensure effective development of its GSM business and will further improve the handset supply and reasonably leverage on costs to drive the growth of the number of subscribers and revenue of its CDMA business. As for the wireless value-added services, the Company will continue to promote the mature services, actively develop new businesses in response to market demand and enhance its cooperation with content and service providers, as well as increase the share of revenue generated by the wireless value-added services. For the long-distance, data and Internet business, the Company will continue to focus on developing profitable business in regions with market potential and develop value-added fixed-line business.

In 2007, the Company will make greater efforts to implement its brand-centric marketing strategy, enhance its tariff management capability, accelerate the establishment of self-owned distribution channels and further enhance customer service quality. Further upgrades to the network and support system, stronger investment management within a reasonable scale and an enhanced investment structure, better IT support and faster construction of the technology innovation system are also among the key priorities. In addition, by establishing and improving internal control system, the Company will strive to strengthen its management, reduce its operational risks and enhance its operating efficiency, with an ultimate goal of actively creating value for shareholders.

In closing, on behalf of all members of the Board of Directors, I would like to take this opportunity to express my heartfelt gratitude to all our shareholders for their strong support to the Company and to all our staff for their hard work and contribution to the development of the Company during the past year.

Chang Xiaobing Chairman and Chief Executive Officer

Hong Kong,

29 March 2007

GROUP RESULTS

China Unicom Limited (the “Company”) is pleased to announce the consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2006 extracted from the audited financial statements of the Group as set out in the Company’s 2006 Annual Report.

CONSOLIDATED BALANCE SHEET

AS AT 31 DECEMBER 2006

(All amounts in Renminbi (“RMB”) thousands)

		As at 31 December
	Note	2006	2005
ASSETS
Non-current assets
Property, plant and equipment	15	111,381,505	112,373,285
Goodwill		3,143,983	3,143,983
Other assets	15	11,176,569	11,501,730
Deferred income tax assets		309,668	335,234

		126,011,725	127,354,232

Current assets
Inventories		2,333,902	2,107,812
Accounts receivable, net	6	3,419,343	4,548,429
Prepayments and other current assets		1,988,019	2,342,467
Amounts due from related parties		168,548	384,531
Amounts due from Domestic Carriers		138,521	138,485
Short-term bank deposits		195,820	282,457
Cash and cash equivalents		12,182,108	5,471,576

		20,426,261	15,275,757

Total assets		146,437,986	142,629,989

EQUITY
Capital and reserves attributable to the Company’s equity holders
Share capital		1,344,440	1,333,621
Share premium		53,222,976	52,601,014
Reserves	7	3,554,930	2,827,331
Retained profits
-Proposed final dividend	11	2,282,578	1,383,169
-Others		19,003,893	18,139,210

		79,408,817	76,284,345
Minority interest		2,841	2,734

Total equity		79,411,658	76,287,079

LIABILITIES
Non-current liabilities
Long-term bank loans		4,139,349	11,981,518
Convertible Bonds	8	10,324,949	—
Obligations under finance leases		10,230	145,367
Deferred income tax liabilities		5,879	5,613
Deferred revenue		2,243,384	3,348,232

		16,723,791	15,480,730

Current liabilities
Payables and accrued liabilities	9	26,290,074	18,526,628
Tax payable		1,632,195	1,016,128
Amounts due to China United Telecommunications Corporation		45,081	38,094
Amounts due to related parties		325,308	116,621
Amounts due to Domestic Carriers		850,975	822,006
Short-term bonds	10	7,087,217	9,865,900
Short-term bank loans		—	7,024,358
Current portion of long-term bank loans		3,984,350	5,145,190
Current portion of obligations under finance leases		99,566	420,631
Advances from customers		9,987,771	7,886,624

		50,302,537	50,862,180

Total liabilities		67,026,328	66,342,910

Total equity and liabilities		146,437,986	142,629,989

Net current liabilities		(29,876,276)	(35,586,423)

Total assets less current liabilities		96,135,449	91,767,809

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2006

(All amounts in RMB thousands, except per share data)

		Year ended 31 December
	Note	2006	2005
Revenue (Turnover)
GSM Business	3, 4, 13	59,290,421	52,135,528
CDMA Business	3, 4, 13	27,293,142	27,576,936
Data and Internet Business	3, 4, 13	2,375,316	3,049,967
Long Distance Business	3, 4, 13	1,068,422	1,524,573

Total service revenue		90,027,301	84,287,004
Sales of telecommunications products	3, 4, 13	4,267,192	2,761,827

Total revenue	3, 4	94,294,493	87,048,831
Leased lines and network capacities	13	(8,763,865)	(8,747,317)
Interconnection charges	13	(9,595,622)	(8,372,370)
Depreciation and amortisation		(22,422,812)	(20,368,181)
Employee benefit expenses		(6,648,699)	(5,616,312)
Selling and marketing	13	(19,251,704)	(20,557,878)
General, administrative and other expenses	13	(13,415,568)	(11,741,560)
Cost of telecommunications products sold	13	(4,929,988)	(3,575,316)
Finance costs		(654,220)	(1,099,321)
Interest income		259,040	96,196
Other gains - net		21,353	34,925

		8,892,408	7,101,697

Unrealised loss on changes in fair value of derivative component of Convertible Bonds	8	(2,396,592)	—

Profit before income tax		6,495,816	7,101,697
Income tax expenses	5	(2,763,885)	(2,170,411)

Profit for the year		3,731,931	4,931,286

Attributable to:
Equity holders of the Company		3,731,824	4,931,052
Minority interest		107	234

		3,731,931	4,931,286

Proposed final dividend	11	2,282,578	1,383,169

Dividend paid during the year	11	1,384,146	1,256,924

Basic earnings per share (RMB)	12	0.296	0.392

Diluted earnings per share (RMB)	12	0.295	0.391

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2006

(All amounts in RMB thousands)

		Year ended 31 December
	Note	2006	2005
Cash flows from operating activities
Cash generated from operations	(a)	38,522,310	33,974,778
Interest received		248,924	95,731
Interest paid		(1,206,933)	(1,792,398)
Tax paid		(2,113,144)	(1,474,423)

Net cash generated from operating activities		35,451,157	30,803,688

Cash flows from investing activities
Purchase of property, plant and equipment		(16,744,789)	(16,643,005)
Proceeds from sale of property, plant and equipment		59,341	91,851
Decrease in short-term bank deposits		86,637	379,568
Purchase of other assets		(738,500)	(576,755)

Net cash used in investing activities		(17,337,311)	(16,748,341)

Cash flows from financing activities
Proceeds from exercise of share options		535,299	52,134
Proceeds from minority interest of a subsidiary in respect of share capital contribution		—	2,500
Proceeds from short-term bonds		6,949,700	9,690,800
Proceeds from short-term bank loans		2,143,000	12,532,071
Proceeds from long-term bank loans		1,345,050	5,798,657
Proceeds from issuance of Convertible Bonds		7,993,500	—
Repayment of short-term bonds		(9,731,800)	—
Repayment of short-term bank loans		(8,905,858)	(20,104,146)
Repayment of long-term bank loans		(10,348,059)	(19,928,416)
Dividends paid	11	(1,384,146)	(1,256,924)

Net cash used in financing activities		(11,403,314)	(13,213,324)

Net increase in cash and cash equivalents		6,710,532	842,023
Cash and cash equivalents, beginning of year		5,471,576	4,629,553

Cash and cash equivalents, end of year		12,182,108	5,471,576

Analysis of the balances of cash and cash equivalents:
Cash balances		4,458	9,319
Bank balances		12,177,650	5,462,257

		12,182,108	5,471,576

(a)           The reconciliation of profit before income tax to cash generated from operations is as follows:

	Year ended 31 December
	2006	2005
Profit before income tax	6,495,816	7,101,697
Adjustments for:
Depreciation and amortisation	22,422,812	20,368,181
Amortisation of customer acquisition costs of contractual CDMA subscribers	4,205,253	5,947,631
Interest income	(259,040)	(96,196)
Interest expense	454,742	1,060,271
Loss on disposal of property, plant and equipment	144,644	25,134
Share-based compensation costs	146,294	108,417
Provision for doubtful debts	1,741,765	1,498,510
Unrealised loss on changes in fair value of derivative component of Convertible Bonds	2,396,592	—

Changes in working capital:
Increase in accounts receivable	(612,679)	(816,959)
(Increase)/decrease in inventories	(226,090)	1,006,820
Increase in other assets	(1,748,235)	(2,738,580)
Increase in prepayments and other current assets	(451,215)	(477,665)
(Increase)/decrease in amounts due from Domestic Carriers	(36)	131,434
Decrease in amounts due from China United Telecommunications Corporation	—	61,401
Decrease/(increase) in amounts due from related parties	215,983	(191,483)
Increase in payables and accrued liabilities	2,354,762	604,410
Increase in advances from customers	2,101,147	851,629
Decrease in deferred revenue	(1,104,848)	(492,261)
Increase/(decrease) in amounts due to Domestic Carriers	28,969	(126,568)
Increase in amounts due to China United Telecommunications Corporation	6,987	38,094
Increase in amounts due to related parties	208,687	110,861

Cash generated from operations	38,522,310	33,974,778

NOTES (All amounts in RMB thousands unless otherwise stated)

1.       GENERAL INFORMATION

China Unicom Limited (the “Company”) was incorporated as a limited liability company in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. The principal activities of the Company are investment holding and the Company’s subsidiaries are principally engaged in the provision of GSM and CDMA cellular, long distance, data and Internet services in the PRC. The GSM and CDMA business hereinafter collectively refer to as the “Cellular Business”. The Company and its subsidiaries are hereinafter referred to as the “Group”.

The immediate holding company of the Company is China Unicom (BVI) Limited (“Unicom BVI”). The majority of the equity interests in Unicom BVI is owned by China United Telecommunications Corporation Limited (a joint stock company incorporated in the PRC on 31 December 2001, with its A shares listed on the Shanghai Stock Exchange on 9 October 2002). The majority of the equity interest in China United Telecommunications Corporation Limited is owned by China United Telecommunications Corporation (a state-owned enterprise established in the PRC, hereinafter referred as “Unicom Group”). The directors of the Company consider Unicom Group to be the ultimate holding company.

The figures in respect of the announcement of the Group’s results for the year ended 31 December 2006 have been agreed by the Group’s auditor, PricewaterhouseCoopers, to the amounts set out in the Group’s audited consolidated financial statements for the year. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and consequently no assurance has been expressed by PricewaterhouseCoopers on the announcement.

2.       BASIS OF PREPARATION

The consolidated financial statements have been prepared under the historical cost convention, modified by the revaluation of buildings, financial assets and financial liabilities (including derivative financial instruments) at fair value through profit or loss. They have been prepared in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants.

As at 31 December 2006, the current liabilities of the Group had exceeded the current assets by approximately RMB29.9 billion (2005: RMB35.6 billion). Taking into account of available sources of financing and continuous net cash inflows from operating activities, the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the consolidated financial statements of the Group for the year ended 31 December 2006 have been prepared under the going concern basis.

3.       SEGMENT INFORMATION

The Group comprises four business segments based on the various types of telecommunications services provided to customers in the PRC. The major business segments operated by the Group are classified as below:

•                          GSM Business - the provision of GSM telephone and related services;

•                          CDMA Business - the provision of CDMA telephone and related services, through a leasing arrangement for CDMA network capacity from Unicom New Horizon Mobile Telecommunications Company Limited;

•                          Data and Internet Business - the provision of domestic and international data, Internet and other related services; and

•                          Long Distance Business - the provision of domestic and international long distance and other related services.

The Group’s primary measure of segment results is based on segment profit or loss before income tax. Unallocated costs primarily represent corporate expenses, income tax expense and unrealised loss on changes in fair value of derivative component of Convertible Bonds, whilst unallocated income represents interest income that cannot be identifiable to different operating segments.

(i)            Business segments

	2006							2005
	GSM Business	CDMA Business	Data and Internet Business	Long Distance Business	Unallocated amounts	Elimination	Total	GSM Business	CDMA Business	Data and Internet Business	Long Distance Business	Unallocated amounts	Elimination	Total
Revenue (Turnover):
Usage fee	33,609,094	14,695,758	1,770,321	64,337	—		50,139,510	32,077,305	16,726,678	2,540,574	599,251	—		51,943,808
Monthly fee	7,370,440	5,025,422	—	—	—		12,395,862	6,840,720	4,905,538	—	—	—		11,746,258
Interconnection revenue	4,914,964	1,732,360	92,140	424,792	—		7,164,256	3,466,067	1,398,577	102,989	434,577	—		5,402,210
Leased lines rental	—	—	473,708	574,728	—		1,048,436	—	—	393,659	489,969	—		883,628
Value-added service revenue	11,543,343	5,314,118	—	—	—		16,857,461	7,966,629	4,115,542	—	—	—		12,082,171
Other revenue	1,852,580	525,484	39,147	4,565	—		2,421,776	1,784,807	430,601	12,745	776	—		2,228,929
Total services revenue	59,290,421	27,293,142	2,375,316	1,068,422	—		90,027,301	52,135,528	27,576,936	3,049,967	1,524,573	—		84,287,004
Sales of telecommunications products	8,174	4,257,118	1,900	—	—		4,267,192	3,174	2,743,337	7,226	8,090	—		2,761,827
Total revenue from external customers	59,298,595	31,550,260	2,377,216	1,068,422	—		94,294,493	52,138,702	30,320,273	3,057,193	1,532,663	—		87,048,831
Intersegment revenue	—	—	2,978,468	1,783,015	—	(4,761,483)	—	—	—	2,553,242	1,189,531	—	(3,742,773)	—
Total revenue	59,298,595	31,550,260	5,355,684	2,851,437	—	(4,761,483)	94,294,493	52,138,702	30,320,273	5,610,435	2,722,194	—	(3,742,773)	87,048,831
Leased lines and network capacities	(235,033)	(8,160,189)	(303,858)	(64,785)	—		(8,763,865)	(253,790)	(8,035,534)	(369,644)	(88,349)	—		(8,747,317)
Interconnection charges	(9,498,433)	(3,449,676)	(481,528)	(927,468)	—	4,761,483	(9,595,622)	(7,207,123)	(3,345,180)	(600,462)	(962,378)	—	3,742,773	(8,372,370)
Depreciation and amortisation	(18,614,663)	(717,828)	(2,419,598)	(670,191)	(532)		(22,422,812)	(17,315,209)	(614,297)	(1,886,178)	(551,045)	(1,452)		(20,368,181)
Employee benefit expenses	(4,136,669)	(1,529,543)	(527,358)	(272,653)	(182,476)		(6,648,699)	(3,550,780)	(1,176,502)	(492,376)	(297,160)	(99,494)		(5,616,312)
Selling and marketing	(9,336,325)	(9,007,838)	(683,402)	(224,078)	(61)		(19,251,704)	(7,546,848)	(11,308,449)	(1,386,790)	(315,791)	—		(20,557,878)
General, administrative and other expenses	(9,481,491)	(2,849,754)	(797,130)	(259,900)	(27,293)		(13,415,568)	(8,054,364)	(2,537,950)	(867,670)	(259,705)	(21,871)		(11,741,560)
Cost of telecommunications products sold	(188,239)	(4,735,533)	(6,197)	(19)	—		(4,929,988)	(80,674)	(3,477,893)	(16,315)	(434)	—		(3,575,316)
Finance costs	(475,456)	(46,359)	(35,512)	(54,229)	(467,026)	424,362	(654,220)	(943,214)	(42,368)	(37,043)	(66,787)	(223,682)	213,773	(1,099,321)
Interest income	122,601	6,846	12,483	2,323	539,149	(424,362)	259,040	64,626	8,958	2,915	3,807	229,663	(213,773)	96,196
Other gains (loss) - net	23,474	1,027	246	(3,409)	15		21,353	25,591	9,043	65	229	(3)		34,925
	7,478,361	1,061,413	113,830	377,028	(138,224)		8,892,408	7,276,917	(199,899)	(43,063)	184,581	(116,839)		7,101,697
Unrealised loss on changes in fair value of derivative component of Convertible Bonds							(2,396,592)							—

Segment profit (loss) before income tax	7,478,361	1,061,413	113,830	377,028	(138,224)		6,495,816	7,276,917	(199,899)	(43,063)	184,581	(116,839)		7,101,697
Income tax expenses							(2,763,885)							(2,170,411)
Profit for the year							3,731,931							4,931,286

Attributable to:
Equity holders of the Company							3,731,824							4,931,052
Minority interest							107							234
							3,731,931							4,931,286

Other information:
Provision for doubtful debts	1,124,113	457,942	106,883	52,827	—		1,741,765	867,154	458,161	139,327	33,868	—		1,498,510
Capital expenditures for segment assets (a)	10,577,010	—	2,500,814	2,640,789	5,827,151		21,545,764	7,333,030	—	1,962,796	2,162,637	6,154,335		17,612,798

	31 December 2006							31 December 2005
	GSM Business	CDMA Business	Data and Internet Business	Long Distance Business	Unallocated amounts	Elimination	Total	GSM Business	CDMA Business	Data and Internet Business	Long Distance Business	Unallocated amounts	Elimination	Total
Total segment assets	107,288,975	7,722,626	8,300,155	16,810,768	56,477,257	(50,161,795)	146,437,986	107,723,037	4,087,906	7,518,912	17,794,349	55,667,580	(50,161,795)	142,629,989
Total segment liabilities	38,594,177	7,666,939	2,801,914	3,673,741	14,289,557		67,026,328	45,706,440	5,620,722	2,519,018	4,973,134	7,523,596		66,342,910

(a)           Capital expenditures classified under “Unallocated amounts” represent capital expenditures on common facilities, which benefit all business segments.

(ii)     Geographical segment

The customers of the Group’s services are mainly in mainland China. There is no other geographical segment with segment revenue from external customers equal to or greater than 10% of total revenue.

In addition, although the Group has its corporate headquarter in Hong Kong, a substantial portion of the Group’s non-current assets (including property, plant and equipment and other assets) are situated in mainland China, as the Group’s principal activities are conducted in mainland China. For 2006 and 2005, substantially all capital expenditures were incurred to acquire assets located in mainland China and less than 10% of the Group’s assets and operations are located outside mainland China. Accordingly, no geographical segment information is presented.

4.       REVENUE (TURNOVER)

Revenue primarily comprises usage fee, monthly fee, interconnection revenue, leased line rental income, value-added service revenue and sales of telecommunications products earned by the Group. Tariffs for these services are subject to regulations by various government authorities, including the State Development and Reform Commission, the Ministry of Information Industry and the provincial price regulatory authorities.

Revenue is presented net of business tax and government surcharges. Relevant business tax and government surcharges amounted to RMB2,285 million for the year ended 31 December 2006 (2005: RMB2,166 million).

5.       TAXATION

Provision for taxation represents:

	2006	2005
Provision for enterprise income tax on the estimated taxable profits for the year
-Hong Kong	4,817	1,063
-Outside Hong Kong	2,838,365	2,033,457

	2,843,182	2,034,520
Deferred taxation	(79,297)	135,891

	2,763,885	2,170,411

Hong Kong profits tax has been provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profit for the year. Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates. The Company’s subsidiaries are mainly operated in the PRC, the applicable standard enterprise income tax rate is 33%.

6.       ACCOUNTS RECEIVABLE, NET

The aging analysis of accounts receivable is as follows:

	As at 31 December
	2006	2005
Within one month	2,349,963	2,884,068
More than one month to three months	906,221	1,062,895
More than three months to one year	1,709,954	1,636,529
More than one year	1,496,500	2,053,488

	6,462,638	7,636,980
Less: Provision for doubtful debts	(3,043,295)	(3,088,551)

	3,419,343	4,548,429

The normal credit period granted by the Group is on average 30 days from the date of invoice.

There is no significant concentration of credit risk with respect to individual customers’ receivables, as the Group has a large number of customers.

7.       RESERVES

	Employee share-based compensation reserve	Revaluation reserve	Statutory reserve	Total

Balance at 1 January 2005	110,664	176,853	1,971,778	2,259,295
Employee share option scheme:
-Value of employee services	108,417	—	—	108,417
-Recognition of shares issued on exercise of options	(3,720)	—	—	(3,720)
Appropriation to statutory reserve	—	—	463,339	463,339

Balance at 31 December 2005	215,361	176,853	2,435,117	2,827,331

Revaluation of buildings - gross	—	200,330	—	200,330
Revaluation of buildings - tax	—	(105,129)	—	(105,129)
Employee share option scheme:
-Value of employee services	146,294	—	—	146,294
-Recognition of shares issued on exercise of options	(97,482)	—	—	(97,482)
Appropriation to statutory reserve	—	—	583,586	583,586

Balance at 31 December 2006	264,173	272,054	3,018,703	3,554,930

8.       CONVERTIBLE BONDS

The carrying values of the derivative component and liability component of the Convertible Bonds as at 31 December 2006 are as follows:

Liability component	7,117,035
Derivative component	3,207,914
Carrying value of Convertible Bonds	10,324,949

Number of conversion shares at the issuance date (shares)	899,745,075

No conversion of the Convertible Bonds has occurred up to 31 December 2006.

On 5 July 2006, the Company issued a zero coupon convertible bond with an aggregate principal amount of USD1 billion (the “Convertible Bonds”) to SK Telecom Co. Ltd., (“SK Telecom”), an overseas telecommunications service operator in Korea. The bondholder has the option to convert the Convertible Bonds into shares of the Company with a par value of HKD0.10 each at a conversion price of HKD8.63 (an equivalent of approximately USD1.11) per share subject to adjustment for, among other matters, consolidation, subdivision or reclassification of shares, capitalisation of profits or reserves, rights issues and other events, which have diluting effects on the issued share capital of the Company at any time from and including the first anniversary after the date of issuance up to the close of business in Hong Kong on the day falling seven days prior to 5 July 2009, the maturity date of the Convertible Bonds. Unless previously redeemed, converted, or purchased and cancelled, the Convertible Bonds will be redeemed at 104.26% of its principal amount on 5 July 2009.

At any time after 5 July 2007 or on the occurrence of a relevant event as defined in the Convertible Bonds agreement, a bondholder may freely assign or transfer any of the Convertible Bonds registered in its name to any third party provided that no assignment or transfer may be made to a person who is (i) a fixed line or mobile telecommunications operator in the PRC (a competitor operator), or (ii) directly or indirectly an affiliate of a competitor operator.

On 5 July 2008 (the Put Option Date), each bondholder will have the right at such holder’s option, to require the Company to redeem all or some of the Convertible Bonds held by such holder on the Put Option Date at 102.82% of the principal amount. To exercise such right, the holder of the relevant Convertible Bonds must deliver its notice of redemption together with the Certificate evidencing the Convertible Bonds to be redeemed not later than 40 days prior to the Put Option Date.

As the functional currency of the Group is RMB, the conversion of the Convertible Bonds denominated in Hong Kong Dollars will not result in settlement by the exchange of a fixed amount of cash in RMB, the functional currency of the Group, for a fixed number of the Company’s shares. In accordance with the requirements of Hong Kong Accounting Standard 39, “Financial Instruments - Recognition and Measurement”, the bond contract must be separated into two components: a derivative component consisting of the conversion option and a liability component consisting of the straight debt element of the bond. The conversion option is carried at fair value on the balance sheet with any changes in fair value being charged or credited to the income statement in the period when the change occurs.

The fair value of the derivative component of the Convertible Bonds was calculated using the Binomial model with the major inputs used in the model as at 5 July 2006 and 31 December 2006 as follows:

	5 July 2006	31 December 2006
Stock price	HKD6.95	HKD11.40
Exercise price	HKD8.63	HKD8.63
Volatility	31%	31%
Dividend yield	2%	2%
Risk free rate	4.57-4.63%	3.51-3.55%
Expected life	2.25-3 years	1.76-2.51 years
Option value	HKD0.96	HKD3.56

Any changes in the major inputs into the model will result in changes in the fair value of the derivative component. The change in the fair value of the conversion option from 5 July 2006 to 31 December 2006 resulted in a fair value loss of RMB2,397 million, which has been recorded as the “Unrealised loss on changes in fair value of derivative component of Convertible Bonds” in the income statement for the year ended 31 December 2006.

The initial carrying amount of the liability component is the residual amount after deducting the issuance cost of the Convertible Bonds and the fair value of the derivative component as at 5 July 2006, and is subsequently carried at amortised cost. Interest expense is calculated using the effective interest method by applying the effective interest rate of 5.53% to the adjusted liability component. Should the aforesaid derivative component not be separated out and the entire convertible bond is considered as the liability component, the effective interest rate would have been 1.46%.

9.                      PAYABLES AND ACCRUED LIABILITIES

The aging analysis of payables and accrued liabilities is as follows:

	As at 31 December
	2006	2005
Less than six months	20,162,555	11,260,366
Six months to one year	3,981,712	4,766,400
More than one year	2,145,807	2,499,862

	26,290,074	18,526,628

10.               SHORT-TERM BONDS

On 19 July 2005, China Unicom Corporation Limited (“CUCL”) completed an offering of the short-term bonds, consisting of two tranches, in the PRC interbank debenture market. The first tranche of the bond was issued in an aggregate amount of RMB9.0 billion with a maturity period of 365 days and was repaid in July 2006. The second tranche of the bonds was issued in an aggregate amount of RMB1.0 billion with a maturity period of 180 days and was repaid in January 2006.

In March 2006, CUCL completed an offering of short-term bonds of RMB1.0 billion with a maturity period of 365 days. In July 2006, CUCL completed another offering of the short-term bonds in an aggregate amount of RMB6.0 billion, consisting of three tranches of RMB2.0 billion each, with a maturity period of 180 days, 270 days and 365 days, respectively. The weighted average effective interest rate of these short-term bonds as at 31 December 2006 was 3.19% (2005: 2.89%).

11.                DIVIDENDS

At the annual general meeting held on 12 May 2006, the shareholders of the Company approved the payment of a final dividend of RMB0.11 per ordinary share for the year ended 31 December 2005 totaling approximately RMB1.4 billion which has been reflected as an appropriation of retained profits for 2006. As at 31 December 2006, such dividends have been fully paid by the Company.

At a meeting held on 29 March 2007, the Board of Directors of the Company proposed the payment of a final dividend of RMB0.18 per ordinary share to the shareholders for the year ended 31 December 2006 totaling approximately RMB2.3 billion. This proposed dividend has not been reflected as a dividend payable in the financial statements as at 31 December 2006, but will be reflected as an appropriation of retained profits in the financial statements for the year ending 31 December 2007.

12.                 EARNINGS PER SHARE

Basic earnings per share for the years ended 31 December 2006 and 2005 were computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares outstanding during the years.

Diluted earnings per share for the years ended 31 December 2006 and 2005 were computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares in issue during the years, after adjusting for the effects of the dilutive potential ordinary shares. All dilutive potential ordinary shares arose from (i) share options granted under the amended Pre-Global Offering Share Option Scheme; (ii) share options granted under the amended Share Option Scheme and (iii) the Convertible Bonds.

	2006			2005
	Profit attributable to equity holders	Shares	Per share amount	Profit attributable to equity holders	Shares	Per share amount
	RMB ’000	In thousands	RMB	RMB ’000	In thousands	RMB

Basic earnings	3,731,824	12,599,018	0.296	4,931,052	12,570,398	0.392
Effect of conversion of share options	—	50,288		—	37,078
Diluted earnings	3,731,824	12,649,306	0.295	4,931,052	12,607,476	0.391

The following potential ordinary shares are not dilutive and are therefore excluded from the weighted average number of ordinary shares for the purpose of diluted earnings per share:

	2006	2005
	Shares	Shares
	in thousands	in thousands

Convertible Bonds	443,710	—

To enable an investor to better understand the Group’s results, below is a table reconciling earnings per share to adjusted earnings per share, excluding unrealised loss on changes in fair value of derivative component of Convertible Bonds that is not considered to be an indicator of the Group’s operating performance in 2006.

	2006	2005

Profit attributable to equity holders	3,731,824	4,931,052
Adjustments for:
Unrealised loss on changes in fair value of derivative component of Convertible Bonds	2,396,592	—

Profit attributable to equity holders (excluding unrealised loss on changes in fair value of derivative component of Convertible Bonds)	6,128,416	4,931,052

Adjusted basic earnings per share (excluding unrealised loss on changes in fair value of derivative component of Convertible Bonds) (RMB)	0.486	0.392

Adjusted diluted earnings per share (excluding unrealised loss on changes in fair value of derivative component of Convertible Bonds) (RMB)	0.484	0.391

13.               RELATED PARTY TRANSACTIONS

The following is a summary of significant recurring transactions carried out by the Group with Unicom Group and its subsidiaries. In the directors’ opinion, these transactions were carried out in the ordinary course of business.

	2006	2005

Transactions with Unicom Group and its subsidiaries:
Interconnection and roaming revenues	212,178	207,526
Interconnection and roaming charges	59,125	57,902
Rental income for premises and facilities	16,257	18,662
Charges for operator-based value-added services	365,076	412,549
Charges for customer services	675,373	562,003
Agency fee incurred for subscriber development services	58,982	15,312
CDMA network capacity lease rental	8,078,772	7,924,644
Constructed capacity related cost of CDMA network	167,367	176,130
Sales of CDMA handsets	84,190	2,921
Charges for cellular subscriber value-added services	45,618	28,418
Rental charges for premises, equipment and facilities	27,931	21,059
Charges for the international gateway services	17,143	19,797
Charges for leasing of satellite transmission capacity	—	11,794
Revenue for leasing of transmission line capacity	17,682	25,841
Purchase of telephone cards	702,409	671,715
Agency fee incurred for procurement of telecommunications equipment	13,148	15,791

14.               NON-ADJUSTING POST BALANCE SHEET EVENT

Pursuant to the PRC enterprise income tax law passed by the Tenth National People’s Congress on 16 March 2007, the new enterprise income tax rates for domestic and foreign enterprises are unified at 25% and will be effective from 1 January 2008. The impact of this change in enterprise income tax rates on the Group’s consolidated financial statements will depend on detailed implementation pronouncements that will be issued. The Group is currently assessing the impact on the Group’s results of operations and financial position of this change in enterprise income tax rates.

15.               COMPARATIVE FIGURES

For comparative purposes, the carrying value of land use rights underlying the buildings acquired from third parties has been reclassified from property, plant and equipment to long-term other assets on the 2005 comparative balance sheet.

BUSINESS OVERVIEW

I.              SUMMARY

In 2006, the Company committed to strengthen its capability for sustainable development and to carry out rational, practical and proactive growth strategy. By deepening the transformation of its development model, enhancing market expansion effort, implementing brand-centric marketing strategy, establishing brand-oriented customer service system and fostering innovation and cooperation, the Company further enhanced its overall competitiveness.

The subscriber base of cellular businesses continued to grow. As of 31 December 2006, the Company had a total number of 142.366 million cellular subscribers, representing an increase of 11.4% from 2005, and the Company’s total market share in their service areas was 31.3%. Specifically, the number of GSM subscribers amounted to 105.873 million, representing an increase of 11.4% from 2005, while the number of CDMA subscribers amounted to 36.493 million, representing an increase of 11.5% from 2005.

Mobile value-added services (“VAS”) continued to grow rapidly. In 2006, SMS volume reached 75.68 billion messages, representing an annual growth rate of 38.8%. Over the year, total number of “Cool Ringtone” subscribers reached 35.881 million, representing a market penetration rate of 25.2%. In 2006, the revenue of mobile VAS reached RMB16.86 billion, an increase of 39.5% from 2005, and its share in total cellular service revenue increased from 15.2% in 2005 to 19.5% in 2006.

Long distance and Internet businesses were stable. In 2006, the total minutes of outgoing international and domestic long distance calls reached 24.36 billion minutes, representing a decline of 3.4% from 2005.

II.            BUSINESS REVIEW

1.             Steady Growth of GSM Business

a)            Product and subscriber composition

The Company provides highly qualified GSM cellular services in mainland China and offers GSM international roaming service through 260 operators in 170 countries and regions.

As of 31 December 2006, the total number of the Company’s GSM subscribers was 105.873 million, representing a net increase of 10.802 million from 95.071 million subscribers at the end of 2005. Of this total, post-paid subscribers reached 54.267 million, representing a net addition of 6.101 million from 48.166 million subscribers at the end of 2005. The number of pre-paid subscribers increased to 51.606 million, representing a net addition of 4.701 million from 46.905 million subscribers at the end of 2005. For the year ended 31 December 2006, the average monthly churn rate for the Company’s GSM business was 2.44%, similar to that of 2005.

b)            Minutes of usage

In 2006, the total minutes of usage for the Company’s GSM subscribers were 286.05 billion minutes, representing an increase of 31.6% from 217.44 billion minutes in 2005.

c)             Monthly average minutes of usage (MOU) and average revenue per user (ARPU)

MOU per subscriber per month for GSM services increased moderately in 2006. The average MOU per subscriber per month for GSM services were 237.2 minutes from 2006, representing an increase of 35 minutes from the 202.2 minutes in 2005. ARPU for GSM services in 2006 increased to RMB49.2 from RMB48.5 in 2005.

2.             Continuous Growth of CDMA Business

a)            Product and subscriber composition

The Company is currently the only provider of highly qualified CDMA cellular services in mainland China and offers CDMA international roaming services through 22 operators in 16 countries and regions.

As of 31 December 2006, the total number of the Company’s CDMA subscribers was 36.493 million, representing a net increase of 3.771 million from 32.722 million in 2005. Of this total, the number of post-paid subscribers reached 33.454 million, representing a net addition of 3.445 million from 30.009 million in 2005. The number of pre-paid subscribers was 3.039 million, with a net addition of 0.326 million from 2.713 million in 2005. In 2006, the average monthly churn rate for CDMA service was 1.57%, slightly higher than the churn rate of 1.49% in 2005.

b)            Minutes of usage

In 2006, the total minutes of usage for CDMA subscribers were 113.85 billion minutes, representing an increase of 11.9% from 101.75 billion minutes in 2005.

c)             Monthly average minutes of usage and average revenue per user

In 2006, the average MOU per subscriber per month for CDMA services was 274.7 minutes, at a similar level of 276.9 minutes in 2005. ARPU for CDMA service was RMB 65.9, representing a decrease of RMB 9.2 from RMB 75.1 in 2005.

3.             Continued Rapid Growth of Mobile Value-added Services

In 2006, the Company achieved steady increase of penetration rate of SMS and “Cool Ringtone” services, proactively strengthened cooperation with other partners to establish a value chain featuring “openness, innovation, cooperation and win-win”. The Company also accelerated promotion of services that utilize CDMA 1X technological advantages.

The Company’s SMS service continued to grow. In 2006, SMS volume reached 75.68 billion messages, representing an increase of 38.8% from 54.53 billion messages in 2005. Of this total, GSM SMS volume was 58.89 billion messages, representing an increase of 49.1% from 39.51 billion messages in 2005; and CDMA SMS volume was 16.78 billion messages, representing an increase of 11.7% from 15.02 billion messages in 2005.

“Cool Ringtone”, U-Net and U-Info services grew rapidly. In 2006, the net addition of “Cool Ringtone” subscribers was 13.931 million, and as of 31 December 2006 the total number of subscribers reached 35.881 million. Of this total, the net addition GSM “Cool Ringtone” subscribers reached 11.954 million and the net addition of CDMA “Cool Ringtone” subscribers was 1.978 million. As of 31 December 2006, the numbers of GSM and CDMA “Cool Ringtone” subscribers were 28.414 million and 7.467 million, respectively. In 2006, the net addition of “uni” subscribers was 4.991 million. Of this total, the net addition of U-Info subscribers reached 4.297 million, while the net addition of U-Net subscribers was 0.694 million.

4.             Stable Development of Long Distance, Data and Internet Business

By focusing on profitability, the Company strengthened the concept of cost accounting and committed to develop profitable business in markets with potential. The Company increased effort in restructuring and optimizing product structure, reduced the scale of unprofitable services so as to further stabilize the revenue stream and improve profitability, thus accomplished the initial purposes of the business transformation of the long-distance, data and Internet business.

a)            International and domestic long distance business

In 2006, the total minutes of the Company’s outgoing international and domestic long distance calls were 24.36 billion minutes, slightly lower than the 25.21 billion minutes in 2005. The total minutes of incoming calls from international destinations, together with Hong Kong, Macau and Taiwan, were 2.61 billion minutes.

•              PSTN long distance business

In 2006, the total minutes of PSTN outgoing long distance calls increased to 11.23 billion minutes from 10.48 billion minutes in 2005, of which, domestic long distance calls totaled 11.07 billion minutes and total long distance calls to international destinations, together with Hong Kong, Macau and Taiwan, were 0.16 billion minutes. Total minutes of incoming calls from international destinations, together with Hong Kong, Macau and Taiwan, were 2.39 billion minutes.

•              IP long distance business

As of 31 December 2006, international roaming of the Company’s IP telephony service was available in 34 countries and regions. In 2006, the total minutes of IP outgoing long distance calls reached 13.13 billion minutes, representing a decrease of 10.9% from 14.73 billion minutes in 2005. Domestic long distance calls totaled 13.02 billion minutes and long distance calls to international destinations, together with Hong Kong, Macau and Taiwan, totaled 0.11 billion minutes. The total minutes of incoming calls from international destinations, together with Hong Kong, Macau and Taiwan, amounted to 0.22 billion minutes.

b)            Network lease and video telephony business

The Company offers a variety of line leasing, Asynchronous Transfer Mode (“ATM”) and Frame Relay (“FR”) services to meet customers’ different bandwidth requirements. As of 31 December 2006, the total leased bandwidth was 58,000 x 2Mbps, and the total subscribers of “Uni-Video” broadband video-telephony service reached 465,000.

c)             Internet business

As of 31 December 2006, the number of subscribers of the Company’s dial-up Internet access was 1.254 million. The number of subscribers of “Ruyi” Mailbox reached 12.217 million at the end of 2006, representing a substantial increase of 44.3% from the end of 2005.

III.           NETWORK INFRASTRUCTURE

In 2006, the Company further improved network capacity and quality through network upgrade, expansion and optimization so as to meet market demand. 16 million new switch capacities were added to the GSM networks, and the GSM networks in 112 key cities were upgraded to GPRS. The CDMA network services underwent further optimization and improvement. After obtaining a wireless business license to operate local services and subsequently commencing local operations in Macau, the Company successfully won the bid for a 3G license in Macau, facilitating the Company’s further expansion in the region.

By the end of 2006, the Company’s wireless connection rate of GSM network increased to 98.41% and call-drop rate was lower than 0.84%; wireless connection rate of CDMA network which was leased from the holding company increased to 99.75% and call-drop rate was lower than 0.37%.

In response to demand for market-oriented operation and management, the Company speeded up the deployment and implementation of its informationlization strategy, further optimized construction and application of supporting systems, such as those for commission management, handsets and telephone cards, and successfully achieved IT support for processes at the national level. As a result, the Company continued to improve the level of informationlization of its operation and management systems.

IV.           SALES AND MARKETING

1.             Branding Strategies

The Company implemented a comprehensive brand marketing strategy, successfully introduced a new company logo based on red, established a brand-centric marketing system and enhanced brand loyalty and attractiveness. By leveraging the application advantages of “dual-mode, dual-standby” technology, the Company improved the high-end positioning of the “Worldwind” brand in the cellular market. By actively expanding into youth and campus markets, the Company increased the market share of “U-Power” brand. By proactively exploring mass market, the Company maintained the stable development of “Ruyi Tong” brand. By launching services for different industries such as agriculture, commerce, tax bureaus and maritime, the Company further enriched “Unicom Horizon” brand with its focus on the application for institutional users and industrial users.

2.             Distribution Channels

In 2006, in order to enhance its core competitiveness, the Company eliminated unnecessary distribution layers and strengthened control toward distribution channels. Through rational investment and acceleration of the construction of self-owned distribution channels, the Company improved its self-owned channels’ capability to generate sales. The Company also actively cooperated with third-party distribution channels to optimize distribution structure and geographical planning, strengthened assessment of customer quality and revenue contribution from such third-party channels and consequently enhanced commission efficiency.

3.             Customer Service

In 2006, the Company focused on brand-centric marketing and standardization of quality and process of its customer service, and strengthened “Unicom 10010”, a brand-oriented, tiered customer service system. To enhance customer satisfaction, the Company launched a series of customer service campaigns such as “Reliable Network with Sincere Services” to improve customer service. The Company also implemented a customer service responsibility system that is based at the provincial level and coordinated through the Company’s nationwide customer service network. By requiring the first contacted customer service representative to be responsible for solving the customer’s problem within a mandatory period of time, such a system has ensured the appropriate and proper handling of customer complaints and enhanced the Company’s customer complaint response capability. As a result, the rate of customer complaints fell substantially and the customer service quality was further improved.

4.             Tariff Strategies

In 2006, along with the implementation of the brand-centric marketing strategy, the Company further rationalized tariff design, mix of service packages and product differentiation and established a brand-based tariff system. By strengthening the management of tariff packages and simplifying package structure, the Company endeavored to help customers understand the service package. In addition, the Company also complied with the MII requirement of SP tariff regulation and number portability between internal packages to further strengthen its control over tariff.

V.             BUSINESS STRATEGIES FOR 2007

In 2007, the Company will continue to implement the rational, practical and proactive business strategies. With an ultimate goal of achieving sustainable and profitable growth with enlarged revenue stream, the Company will strive to consolidate and leverage the achievements from the transformation of its business model, accelerate its market expansion, strengthen its business and technological innovations and further expand cooperation.

For its GSM business, the Company aims to further clarify target markets and adopt differentiated strategies for customer retention and follow-on sales and marketing to increase market share. The Company will emphasize quality of subscriber acquisition and increase the net addition market share. In addition, in order to further improve the profitability of its GSM business, the Company will further strengthen its control of the sales and marketing costs by reasonably matching the increase of such costs with the increase of subscriber revenue. Furthermore, the Company plans to capitalize on the value-added services and the release of new network number resources to develop high-end GSM services, enhance the quality of new subscribers, and improve the subscriber composition and the image of GSM business.

For its CDMA business, the Company will continue to apply the principle of matching cost and revenue and insist on maintaining a reasonable correlation between handset subsidy and customer revenue contribution so as to reasonably increase revenue. The Company will also expand the industrial application of CDMA technological advantages. In addition to offering wireless data services with market advantages, the Company will conduct cross line marketing, combining wireless data services with voice services and enhance the overall competitiveness of the Company’s service and product offerings. Furthermore, the Company will strengthen the construction of sales and marketing channels to create incentives for third-party distribution channels to carry CDMA products and services. To capitalize on the opportunities offered by the initialization of the segregated operations for GSM and CDMA networks, the Company will increase its efforts in managing products and tariff packages and differentiating customers, so as to effectively address the parallel goals of customer retention and acquisition and to increase the scale of revenue and subscriber base for CDMA business.

For its mobile VAS business, the Company will seek to develop 3G-oriented VAS business and accelerate the development of the scale of its VAS business. The Company will also enhance the penetration rate of SMS, “Cool Ringtone” and wireless data business to achieve higher ARPU for VAS business. In addition, the Company will actively expand into new markets by promoting services such as mobile music, instant message and stock information, continue business model innovation and improve the development of value chain for VAS business.

The Company will maintain the profitability-oriented development of its long distance, data and Internet business. While maintaining the revenue scale of the traditional voice business, the Company will actively develop and expand revenue sources by offering fundamental data services such as line leasing and dedicated Internet access, promoting fixed-line and wireless integrated services, and focusing on the development of VAS business over data networks and Internet to promote new revenue stream.

To fully utilise the Company’s advantages as an integrated service operator, the Company will leverage industry application to improve the product development for institutional customers. With a goal to enhancing value for institutional customer and increasing customer loyalty, the Company will continue the equal focus on customer retention and acquisition and further expand into markets with institutional customers and industrial customers so as to effectively increase revenue.

The Company will continue to develop its brand-centric sales and marketing system, enrich brand contents and enhance brand image. It will also improve the distribution system to enhance its core competitiveness. In addition, the Company will further implement the tiered customer service system to establish its advantages in customer service area and to promote its business image, therefore further enhance to the Company’s overall competitiveness.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

I.              OVERVIEW

In 2006, we continued to grow our business effectively. Our total revenue maintained steady growth and reached RMB94.29 billion by the end of 2006, up by 8.3% from 2005. Our profit for the year amounted to RMB3.73 billion. Excluding the effect of the RMB2.40 billion unrealised loss on changes in fair value of derivative component of Convertible Bonds at fair value, the profit for the year would increase by 24.3% from RMB4.93 billion in 2005 to RMB6.13 billion in 2006 (Note 1). Basic earnings per share in 2006 were RMB0.296. Excluding the effect of the RMB2.40 billion unrealised loss on changes in fair value of derivative component of Convertible Bonds, adjusted basic earnings per share in 2006 would be RMB0.486, up by 24.0% from 2005. Adjusted EBITDA
(Note 2) was RMB31.69 billion in 2006.

We have maintained a sound balance sheet structure during the year as the liabilities-to-assets ratio (Note 3) decreased from 46.5% as at 31 December 2005 to 45.8% as at 31 December 2006. The capital expenditures for 2006 were RMB21.55 billion. Cash flow continued to improve. Free cash flow (i.e. net cash inflow from operating activities minus capital expenditures) increased from RMB13.19 billion in 2005 to RMB13.90 billion in 2006. Our net cash inflow from operating activities amounted to RMB35.45 billion, increased by 15.1% from 2005.

II.            REVENUE

Our revenue continued to grow steadily in 2006. The total revenue was RMB94.29 billion, up by 8.3% from 2005. Of the total revenue in 2006, our total service revenue was RMB90.03 billion, up by 6.8% from 2005, and revenue from the sales of telecommunications products was RMB4.27 billion, up by 54.5% from 2005.

The table below sets forth the changes in service revenue composition and the percentage of total service revenue for each of our business segment for the years of 2005 and 2006.

	2005		2006
	RMB in million	As percentage of total service revenue	RMB in million	As percentage of total service revenue

Total service revenue	84,287	100.0%	90,027	100.0%
Include: Cellular	79,713	94.6%	86,583	96.2%
Of which: GSM	52,136	61.9%	59,290	65.9%
CDMA	27,577	32.7%	27,293	30.3%
Long Distance, Data and Internet	4,574	5.4%	3,444	3.8%

1.             GSM Cellular Business

In 2006, we have maintained a continued growth in GSM Cellular Business. Revenue from our GSM Cellular Business increased by 13.7% from RMB52.14 billion in 2005 to RMB59.30 billion in 2006, of which service revenue accounted for RMB59.29 billion, also up by 13.7% from 2005. Such increase is mainly due to increase in the number of subscribers and in revenue from GSM value-added services. ARPU also increased from RMB48.5 in 2005 to RMB49.2 in 2006, up by RMB0.7. Sales of telecommunications products relating to our GSM Cellular Business was RMB8.17 million in 2006.

Revenue from GSM value-added services amounted to RMB11.54 billion in 2006, up by 44.9% from 2005. The share of revenue from GSM value-added services as a percentage of the GSM service revenue increased from 15.3% in 2005 to 19.5% in 2006 due to our efforts to strengthen the development and promotion of the value-added business.

In line with the growth of the GSM Cellular Business and interconnection traffic volume, interconnection revenue from the GSM Business increased to RMB4.91 billion in 2006, up by 41.8% from 2005.

2.             CDMA Cellular Business

In 2006, we continued to emphasise an effective development on CDMA Cellular Business. Revenue from CDMA Cellular Business reached RMB31.55 billion, an increase of 4.1% from 2005. Of the total revenue from CDMA Cellular Business, service revenue was RMB27.29 billion and decreased by 1.0% from 2005 due to a decrease of the ARPU by RMB9.2 from RMB75.1 in 2005 to RMB65.9 in 2006. Such ARPU decrease was because certain high-end contractual customers did not renew their contracts upon expiry while the average ARPU of new customers was relatively lower. Sales of telecommunications products relating to our CDMA Cellular Business increased to RMB4.26 billion, up by 55.2% from 2005.

We continued to utilise the technical advantages of CDMA1X technology to improve our revenue from CDMA value-added services. Such revenue reached RMB5.31 billion in 2006, up by 29.1% from 2005, and accounted for 19.5% of the service revenue from CDMA Cellular Business in 2006, an increase from 14.9% in 2005. Of the service revenue from CDMA Cellular Business, revenue from CDMA1X data business was RMB1.99 billion, representing an increase of 49.2% from 2005 and accounting for 37.5% of the value-added service revenue from CDMA Cellular Business in 2006.

In line with the growth of CDMA Cellular Business and interconnection traffic volume, interconnection revenue from CDMA Cellular Business reached RMB1.73 billion by the end of 2006, up by 23.9% from 2005.

3.             Long Distance, Data and Internet Business

Tariff for traditional businesses such as outgoing long distance calls continued to decrease due to intensive market competition. To address this, we adjusted our business structure and dropped less profitable products. In 2006, our service revenue from Long Distance, Data and Internet Business was RMB3.44 billion, down by 24.7% from 2005 due to a decrease of 3.4% of the total minutes of outgoing domestic and international calls from 2005.

III.           COSTS AND EXPENSES

In 2006, we strengthened expense control and total costs and expenses were RMB87.80 billion. Excluding the effect of the RMB2.40 billion unrealised loss on changes in fair value of derivative component of Convertible Bonds, costs and expenses would be RMB85.40 billion, increase by 6.8% from 2005, which is slower than the 8.3% growth in the total revenue in 2006.

The table below illustrates the major cost items from 2005 and 2006 and their respective share of service revenue:

	2005		2006
	RMB in million	As percentage of service revenue	RMB in million	As percentage of service revenue
Total costs and expenses	79,947	94.9%	87,799	97.5%
Leased lines and network capacities	8,747	10.4%	8,763	9.7%
Interconnection charges	8,372	9.9%	9,595	10.7%
Depreciation and amortisation	20,368	24.2%	22,423	24.9%
Employee benefit expenses	5,616	6.7%	6,649	7.4%
Selling and marketing	20,558	24.4%	19,252	21.4%
General, administrative and other expenses	11,742	13.9%	13,416	14.9%
Finance costs, net of interest income	1,003	1.2%	395	0.4%
Cost of telecommunications products sold	3,575	4.2%	4,930	5.5%
Unrealised loss on changes in fair value of derivative component of Convertible Bonds	—	—	2,397	2.7%
Other gains-net	(35)	—	(21)	(0.1)%

1.             Leased lines and network capacities

Our aggregate lease expense for leased lines and network capacities reached RMB8.76 billion at the end of 2006, up by 0.2% from 2005, and as a percentage of the service revenue decreased from 10.4% in 2005 to 9.7% in 2006. Under the connected party transactions agreement, lease expense for the network capacity in 2006 was calculated based on 30% of the business income from our CDMA Cellular Business in 2006. Network capacity lease expense for the CDMA Cellular Business for year 2006 increased from RMB7.92 billion in 2005 to RMB8.08 billion in 2006.

2.             Interconnection charges

Due to the increase in interconnection traffic volume, interconnection charges increased to RMB9.60 billion in 2006, up by 14.6% from 2005. Interconnection charges as a percentage of the service revenue increased from 9.9% in 2005 to 10.7% in 2006. Net interconnection charges from 2006 was RMB2.43 billion, down by 18.1% from 2005, and accounted for 2.7% of the service revenue in 2006 as opposed to 3.5% in 2005.

3.             Depreciation and amortisation

Depreciation and amortisation expenses increased by 10.1% from RMB20.37 billion in 2005 to RMB22.42 billion in 2006 and, as a percentage of the service revenue, increased from 24.2% in 2005 to 24.9% in 2006.

4.             Employee benefit expenses

In 2006, due to various factors including a general increase in the employee insurance premium expenditure, recruitment of new staff for business expansion and increase of share-based compensation costs from the grant of new share options under the share option scheme in 2006, employee benefit expenses for the year increased to RMB6.65 billion, up by 18.4% from 2005, and represented 7.4% of the service revenue, up from 6.7% in 2005.

5.             Selling and marketing

In 2006, due to our effective cost control measures, particularly on the customer acquisition costs on contractual CDMA subscribers and commission expenses, selling and marketing expenses totaled RMB19.25 billion in 2006, a decrease of 6.4% from 2005. Such selling and marketing expenses accounted for 21.4% of our service revenue in 2006, down by 3.0% from 24.4% in 2005. Amortisation of customer acquisition costs on contractual CDMA subscribers was RMB4.21 billion (2005: RMB5.95 billion) in 2006. The balance of unamortised CDMA customer acquisition costs decreased from RMB2.94 billion as of 31 December 2005 to RMB2.10 billion as of 31 December 2006.

6.             General, administrative and other expenses

Affected by factors such as increases in rents for base stations, maintenance fees, utilities charges and other expenses, general, administrative and other expenses increased by 14.3% from RMB11.74 billion in 2005 to RMB13.42 billion in 2006. General, administrative and other expenses as a percentage of the service revenue increased from 13.9% in 2005 to 14.9% in 2006.

7.             Finance costs, net of interest income

In 2006, we further strengthened and improved our capital structure, centralised management and enforced effective application of our capital resources. As we improved our cash inflow from operating activities and improved our debt structure through the issuance of Convertible Bonds and short-term bonds, finance costs, net of interest income decreased from RMB1.00 billion in 2005 to RMB0.40 billion in 2006, down by 60.6%. In addition, we recorded an exchange gain of RMB0.37 billion due to the appreciation of RMB during 2006, which also contributed to the decrease of our finance costs.

8.             Cost of telecommunications products sold

The cost of telecommunications products sold increased to RMB4.93 billion, up by 37.9% from 2005. This increase was primarily due to increases in the CDMA handsets units purchased and sold. The corresponding sales of telecommunications products was RMB4.27 billion, up by 54.5%. The net loss from the sales of telecommunications products was RMB0.66 billion, which is RMB0.15 billion less than the net loss in 2005.

9.             Unrealised loss on changes in fair value of derivative component of Convertible Bonds

In July 2006, we issued the Convertible Bonds to SK Telecom, a mobile telecommunications service operator in Korea. In accordance with the requirements of Hong Kong Accounting Standard 39, “Financial Instruments - Recognition and Measurement”, the bond contract must be separated into two components: a derivative component consisting of the conversion option and a liability component consisting of the straight debt element of the bond. The conversion option is carried at fair value on the balance sheet with any changes in fair value being charged or credited to the income statement in the period when the change occurs. The fair value of the derivative component of the Convertible Bond is calculated using the Binomial model, which considers various factors including exercise price, volatility, expected dividend yield, risk free rate, expected life of options and the closing price of our share at valuation date. Due to the substantial increase in our share price from HKD6.95 as at 5 July 2006, (the issuance date of the Convertible Bonds) to HKD11.40 as at 31 December 2006, the fair value of the derivative component in respect of the Convertible Bonds has increased and therefore resulted in an unrealised loss on changes in fair value of derivative component of Convertible Bonds of the RMB2.40 billion recognised in the income statement. The unrealised loss had no effect on our cash flows or other aspects of our operations in 2006.

IV.           EARNINGS

1.             Profit before income tax

In 2006, our profit before income tax was RMB6.50 billion after the unrealised loss on changes in fair value of derivative component of Convertible Bonds of the RMB2.40 billion. Excluding the effect of the RMB2.40 billion unrealised loss on changes in fair value of derivative component of Convertible Bonds, our profit before income tax would be RMB8.89 billion, an increase of 25.2% from 2005.

Profit before income tax for the GSM Cellular Business was RMB7.48 billion, up by 2.8% from 2005 as a result of the increase in revenue from GSM Cellular Business. Profit before income tax for the CDMA Cellular Business improved quarter on quarter and reached RMB1.06 billion. Profit before income tax for the Long Distance, Data and Internet Business was RMB0.49 billion after the Company focused on developing profitable businesses.

2.             Income tax

Our income tax increased to RMB2.76 billion in 2006 and the effective tax rate in 2006 was 42.5%. Excluding the effect of the RMB2.40 billion unrealised loss on changes in fair value of derivative component of Convertible Bonds, the effective tax rate would be 31.1%, similar to 30.6% in 2005.

3.             Profit for the year

Our profit for the year reached RMB3.73 billion in 2006. Basic earnings per share in 2006 were RMB0.296. Excluding the effect of the RMB2.40 billion unrealised loss on changes in fair value of derivative component of Convertible Bonds, the profit for the year would be RMB6.13 billion and the adjusted basic earnings per share would be RMB0.486, an increase of 24.0% from 2005.

V.             ADJUSTED EBITDA

Adjusted EBITDA was RMB31.69 billion in 2006 and adjusted EBITDA margin (Adjusted EBITDA as a percentage of the total revenue) was 33.6%.

EBITDA (Note 3) for the GSM Cellular Business was RMB26.42 billion, up by 3.8% from 2005. EBITDA margin (EBITDA as a percentage of the total revenue) for the GSM Cellular Business decreased from 48.8% in 2005 to 44.6% in 2006 as a result of increased commission expenses under intensified competition environment and increased interconnection charges. EBITDA for the CDMA Cellular Business increased from RMB0.44 billion in 2005 to RMB1.82 billion in 2006 and the EBITDA margin for the CDMA Cellular Business increased from 1.4% in 2005 to 5.8% in 2006. EBITDA for the Long Distance, Data and Internet Business was RMB3.66 billion, an increase of 36.7% from 2005. EBITDA margin for the Long Distance, Data and Internet Business increased from 32.1% in 2005 to 44.6% in 2006.

VI.           CAPITAL EXPENDITURES AND FREE CASH FLOW

Our capital expenditures totaled RMB21.55 billion in 2006, representing an increase of 22.4% from RMB17.61 billion in 2005. Capital expenditures attributable to the GSM Cellular Business were RMB10.58 billion. Capital expenditures for the Long Distance, Data and Internet Business were RMB1.44 billion. Capital expenditures for local gateway and infrastructure network were RMB3.70 billion. Capital expenditures for billing system, customer services and information technology system and buildings and others were RMB5.83 billion.

Both cash inflow from operating activities and free cash flow continued to improve from RMB30.80 billion and RMB13.19 billion in 2005 to RMB35.45 billion and RMB13.90 billion in 2006, respectively. Cash inflow from operating activities increased by 15.1% from 2005.

The table below illustrates the capital expenditures of various major businesses in 2006 and the planned expenditures in 2007.

	2006	2007
	RMB in billion	RMB in billion
Total	21.55	26.00
GSM Cellular	10.58	13.60
Long Distance, Data and Internet	1.44	1.00
Gateway and infrastructure network	3.70	3.90
Others	5.83	7.50

Capital expenditures planned for 2007 are estimated RMB26.00 billion, capital expenditures for the GSM Cellular Business are estimated to be approximately RMB13.60 billion which will be used to satisfy customers’ demand, improve the quality of network coverage and increase the network capacity as appropriate. Capital expenditures for the Long Distance, Data and Internet Business are estimated to be approximately RMB1.00 billion. Capital expenditures for local gateway and infrastructure network are estimated to be approximately RMB3.90 billion. Capital expenditures for information technology system and buildings and others are estimated to be approximately RMB7.50 billion.

We plan to rely primarily on cash generated from operating activities to satisfy our capital expenditures needs.

VII.         BALANCE SHEET

In 2006, our balance sheet structure was further improved. Total assets increased from RMB142.63 billion as of 31 December 2005 to RMB146.44 billion as of 31 December 2006. Total interest-bearing debts decreased from RMB34.58 billion as of 31 December 2005 to RMB25.65 billion as of 31 December 2006. The liabilities-to-assets ratio decreased from 46.5% as at 31 December 2005 to 45.8% as at 31 December 2006. The debt-to-capitalisation ratio (Note 4) decreased from 31.2% as at 31 December 2005 to 24.4% as at 31 December 2006.

As of 31 December 2006, we had net current liabilities (i.e. current assets minus current liabilities) of RMB29.88 billion, representing a decrease of RMB5.71 billion from RMB35.59 billion at the end of 2005. Taking into account of available sources of financing and continuous net cash inflows from operating activities, we believe that we have sufficient funds to meet our working capital requirements and debt obligations.

* To enable an investor to better understand the Group’s results, the unrealised loss on changes in fair value of derivative component of Convertible Bonds that is not considered to be an indicator of the Group’s operating performance in 2006 is excluded. For profit for the year excluding the unrealised loss on Convertible Bonds at fair value and adjusted EBITDA, please refer to Note 1 and Note 2 as set out below for details.

Note 1:                          Profit for the year excluding the effect of unrealised loss on changes in fair value of derivative component of Convertible Bonds represents profit for the year before accounting for unrealised loss on changes in fair value of derivative component of Convertible Bonds. Please also refer to Note 12 of Group results for quantitative reconciliation and Subsection III.9 of this Section for detailed discussions of the unrealised loss on changes in fair value of derivative component of Convertible Bonds resulted from increase in fair value of the derivative component in respect of the Convertible Bonds.

Note 2:                          EBITDA represents profit for the year before interest income, finance costs, other gains-net, income tax, depreciation and amortisation and minority interests. As the telecommunications business is a capital intensive industry, capital expenditures and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, we believe EBITDA may be helpful in analyzing the operating results of a telecommunications service operator like our company.

Adjusted EBITDA represents profit for the year before interest income, unrealised loss on changes in fair value of derivative component of convertible bonds, finance costs, other gains-net, income tax, depreciation and amortisation and minority interests. We believe that the adjusted EBITDA may provide not only more meaningful supplemental information to but also facilitates the management and investors to assess our performance and liquidity by excluding unrealised loss on changes in fair value of derivative component of Convertible Bonds that is not considered as an indicator of our operating performance from a cash flow perspective.

Although EBITDA and adjusted EBITDA have been widely applied in the global telecommunications industry as indicators to reflect the operating performance, financial capability and liquidity, they should be considered in addition to, and is not a substitute for or superior to, the measure of financial performance prepared under generally accepted accounting principles (“GAAP”) as they do not have any standardised meaning under GAAP and are not regarded as measures of operating performance and liquidity under GAAP. In addition, they may not be comparable to similar indicators provided by other companies.

Note 3:                          Liabilities-to-assets ratio represents total liabilities over total assets.

Note 4:                          Debt-to-capitalisation ratio represents interest bearing debts plus minority interest over interest bearing debts plus total equity.

EMPLOYEE AND REMUNERATION POLICY

As at 31 December 2006, the Company employed approximately 120 and 53,000 staff in Hong Kong and China, respectively. Also, we employed approximately 60,000 temporary staff in China. Employee benefit expenses were RMB6.65 billion (2005: RMB5.62 billion). The Company endeavors to keep its employees’ remuneration in line with market trend and being competitive. Employees’ remuneration is determined in accordance with the Company’s remuneration and bonus system based on their performance. The Company also provides comprehensive benefit packages and career development opportunities for its employees, including retirement benefits, housing benefits, internal and external training programmes, varying based on their individual needs.

The Company has share option schemes, under which the Company may grant share options for subscribing for its shares to eligible staff.

CORPORATE GOVERNANCE

The Company is committed to maintaining a high standard of corporate governance. The Company has complied with the code provisions in the Code on Corporate Governance Practices (the “Code Provision”) as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) for the year ended 31 December 2006 except for the following:

1.                     Under the Code Provision A.2.1, the roles of chairman and chief executive officer should be separate and should not be performed by the same individual. The Board of Directors understands that the principle of the Code Provision is to clearly divide the management of the Board and the daily management of the Company so as to ensure balance of power and authority. Mr. Chang Xiaobing has been the Chairman and CEO of the Company since December 2004. Mr. Shang Bing is the Company’s President. Mr. Chang Xiaobing is responsible for chairing the Board of Directors and for all material affairs, including development, business strategy, operation and management of the Company. Mr. Shang Bing is responsible for the daily operation and management of the Company. The Board of Directors believes that at the present stage, so far as their functions are concerned, Mr. Chang Xiaobing and Mr. Shang Bing have achieved the aforesaid division purpose. The arrangement also facilitates the formulation and implementation of the Company’s strategies in a more effective manner so as to assist the Company in further improving its effectiveness in business development.

2.                     Under the Code Provision A.4.1, non-executive directors shall be appointed for a specific term, subject to re-election. The Company’s non-executive directors are not appointed for a specific term but are subject to retirement by rotation at the general meeting pursuant to the Company’s articles of association and are subject to re-election by shareholders pursuant to the relevant requirements.

3.                     Under the Code Provision A.1.4, all directors should have access to the advice and services of the company secretary with a view to ensuring that board procedures, and all applicable rules and regulations, are followed. On 17 January 2006, the previous company secretary resigned and the current company secretary was appointed on 21 February 2006. The resignation of the previous company secretary and appointment of the current company secretary were respectively announced by the Company on 17 January 2006 and 22 February 2006.

AUDIT COMMITTEE

The audit committee, together with the management, has reviewed the accounting principles and practices adopted by the Company as well as the internal control of the Company, and discussed financial reporting matters, including a review of the audited consolidated financial statements for the financial year ended 31 December 2006.

The audit committee comprises Mr. Wong Wai Ming, Mr. Wu Jinglian, Mr. Shan Weijian and Mr. Cheung Wing Lam, Linus, all being independent non-executive directors of the Company.

REMUNERATION COMMITTEE

The major responsibilities of the remuneration committee include: considering and approving (i) the remuneration policies proposed by the management, (ii) remuneration packages of executive directors and (iii) the Company’s share option schemes.

The remuneration committee comprises Mr. Wu Jinglian and Mr. Cheung Wing Lam, Linus, both of whom are independent non-executive directors of the Company, and Mr. Lu Jianguo, who is a non-executive director of the Company.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF THE COMPANY

The Company has established the Procedures for Dealing of Securities by Directors in accordance with Model Code for Securities Transactions by Directors of Listed Companies, as set out in Appendix 10 of the Listing Rules. The Company had made specific enquiries and all directors confirmed that they had complied with the relevant code for securities transactions during the financial year ended 31 December 2006.

CHARGES ON ASSETS

As at 31 December 2006, no property, plant and equipment was pledged to banks as loan securities (31 December 2005: Nil).

REPURCHASES, SALES OR REDEMPTIONS OF LISTED SHARES OF THE COMPANY

For the financial year ended 31 December 2006, neither the Company nor any of its subsidiaries repurchased, sold or redeemed any of its listed shares.

STRATEGIC ALLIANCE FRAMEWORK AGREEMENT WITH SK TELECOM CO., LTD. (“SK TELECOM”) AND ISSUE OF CONVERTIBLE BONDS

The Company entered into a Strategic Alliance Framework Agreement (“SAFA”) with SK Telecom on 20 June 2006, pursuant to which the Company and SK Telecom agreed to cooperate on the further development of CDMA cellular communications services in China. The Company has agreed to appoint SK Telecom as the Company’s sole and exclusive partner in relation to its CDMA cellular communications business operations in mainland China for a maximum term of 18 months in the areas of CDMA handsets, value-added services and related business platform, markets, information technology infrastructure and network technologies.

At the same time, the Company has also entered into a subscription agreement (the “Subscription Agreement”) with SK Telecom, whereby SK Telecom agreed to subscribe and pay for the US dollar denominated bonds (the “Convertible Bonds”) to be issued at par by the Company in an aggregate principal amount of US$1 billion. The three-year Convertible Bonds bear zero interest, with a conversion price of HK$8.63 and a maturity date of 5 July 2009. Upon the fulfillment of the conditions set forth in the Subscription Agreement, the Convertible Bonds were issued on 5 July 2006.

On 5 July 2008 (the Put Option Date), each bondholder will have the right at such holder’s option, to require the Company to redeem all or some only of the Convertible Bonds of such holder on the Put Option Date at 102.82% of the principal amount. Unless previously redeemed, converted, or purchased and cancelled, the Convertible Bonds will be redeemed at 104.26% of its principal amount on 5 July 2009.

FINAL DIVIDEND

The Board of Directors proposed to pay a final dividend of RMB0.18 per share, with an aggregate value of approximately RMB2.3 billion, to the shareholders. If approved by shareholders at the coming annual general meeting, the final dividend will be paid in Hong Kong dollars around 8 June 2007 to those members registered in the Company’s register of members on 11 May 2007.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 9 to 11 May 2007 (both days inclusive) during which no transfer of the Company’s shares will be effected. To qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not later than 4:30 p.m. on 8 May 2007.

ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held on 11 May 2007. Notice of the Annual General Meeting will be published in the newspapers and sent to shareholders in due course.

PUBLICATION OF RESULTS ANNOUNCEMENT AND ANNUAL REPORT

The 2006 annual financial information set out above does not constitute the Company’s statutory financial statements for the financial year ended 31 December 2006. Instead, it has been derived from the audited financial statements for the financial year ended 31 December 2006, which will be included in the 2006 annual report.

The 2006 annual results announcement and the 2006 annual report, together containing all the information required by paragraphs 45 of Appendix 16 to the Listing Rules, will be published on the websites of The Stock Exchange of Hong Kong (www.hkex.com.hk) and the Company (www.chinaunicom.com.hk), and the 2006 annual report will be delivered to all shareholders by post in due course.

FORWARD-LOOKING STATEMENT

The Company would like to caution investors and readers about the forward-looking nature of some of the statements contained in this announcement. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties, some of which are beyond our control. Potential risks and uncertainties include: the uncertainties in the development of telecommunication industry and technology in the PRC, future growth of the market demand for telecommunication services, changes in the competitive environment, regulatory environment and the PRC government’s regulatory and/or industry policy, the PRC government’s decisions in relation to the technology standards and licenses of 3G mobile telecommunication and other factors that will affect the execution of our business plans and strategies as well as our business condition and financial results.

By order of the Board
China Unicom Limited
Chu Ka Yee
Company Secretary

Hong Kong, 29 March 2007

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Chang Xiaobing, Shang Bing, Tong Jilu, Li Jianguo, Yang Xiaowei, Li Zhengmao, Li Gang and Zhang Junan
Non-executive Director:	Lu Jianguo
Independent Non-executive Directors:	Wu Jinglian, Shan Weijian, Cheung Wing Lam, Linus, and Wong Wai Ming